Exhibit 99.1

MEDIA RELEASE

October 12, 2022

Algoma Steel Partners with Sault College on Site-Greening Initiative

SAULT STE. MARIE, Ontario, October 12, 2022—Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, and Sault College (“the College”) announced today that their collaboration on Algoma’s site-greening initiative has taken root with a team of Sault College Forest Technician – Conservation Program students attending on site to plant upwards of 2,000 seedlings that they grew this year in the Sault College greenhouse.

Today, nineteen second-year Sault College students will be planting the seedlings on the wind berm along the St. Mary’s River, a 2.2-acre stretch that buffers the wind from the coal piles. A mix of red oak, eastern white cedar, jack pine, white pine, red pine, white spruce, and willow seedlings are being introduced to the area where biosolids were previously placed to augment the soil and facilitate the propagation of ground cover.

Through collaboration with experts and community partners like Sault College, Algoma has developed a comprehensive site-greening plan for the 120-year-old steelworks. The plan is to create naturalized green buffer strips along the perimeter of the site, by introducing soils, creating seasonal surface water ponding areas, and vegetating with select native plants and tree species.

“The collaboration between Sault College and Algoma provides our students an experiential learning opportunity that allowed them to see their efforts, from seed stratification to sowing to tending to the subsequent planting of the seedlings, come full circle. Algoma’s Site Greening Initiative is an industry leading example of a long-term commitment to improving the overall environment in and around the steel plant. This experience not only helped our students to appreciate the realities of industrial steelmaking but also to see first-hand the importance of an initiative and commitment, such as this,” said Adam Hodgson, Natural Environment Professor. “The growing and planting of these seedlings will contribute to the creation of resilient, biologically diverse green mosaics enhancing the quality of water runoff while also capturing and reducing the local effects of airborne dust particles. The benefits are far reaching, and this was truly an unforgettable experience for the students.”

“Through close collaboration with our outstanding partners at Sault College, Algoma’s planned site-greening is moving quickly from concept to reality. The program has benefited greatly from the College’s expertise in reforestation and the engagement of students from the beginning of the program, who can actively track and experience this important initiative,” Algoma’s Chief Executive Officer Michael D. Garcia commented. “This project is building an innovative ‘living lab’ to augment the student’s education and provide valuable, real-life experience that they can carry with them into their future careers.”

About Algoma Steel Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. With a current raw steel production capacity of an estimated 2.8 million tons per year, Algoma’s size and diverse capabilities enable it to deliver responsive, customer-driven product solutions straight from the ladle to direct applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in Canada and Midwest USA and is the only producer of plate steel products in Canada. The Company’s mill is one of the lowest cost producers of hot rolled steel coil (HRC) in North America owing in part to its state-of-the-art Direct Strip Production Complex (“DSPC”), which is the newest thin slab caster in North America with direct coupling to a basic oxygen furnace (BOF) melt shop.

Algoma has achieved several meaningful improvements over the last several years that are expected to result in enhanced long-term profitability for the business. Algoma has upgraded its DSPC facility and recently installed its No. 2 Ladle Metallurgy Furnace. Additionally, the Company has cost cutting initiatives underway and is in the process of modernizing its plate mill facilities.

Today Algoma is returning to its roots as a customer-focused, entrepreneurial company with the courage and growing capability to meet the industry’s challenges head-on. It is investing in its people and processes, optimizing and modernizing so that it might continue to be your partner in steel.

About Sault College

The vision of Sault College is to provide a transformative life experience through empowering those who study with us to think and learn in progressive, innovative ways, including those we have not yet imagined. Sault College grants Ontario College certificates, diplomas, advanced diplomas, graduate certificates, and degrees to its graduates. The College is the largest deliverer of apprenticeship training in all of Northern

Ontario. Sault College has a significant economic impact on the community, with spin-offs in excess of $355 million. Over $2 million dollars in scholarships, bursaries, and awards are distributed annually to students at the College. Located on the border with the United States and situated in the middle of three of the largest Great Lakes on the planet, in the traditional territory of the Anishnaabe, Sault College is one of 24 publicly-funded colleges in the province of Ontario.

For more information, please contact:

Algoma Steel Inc.

Brenda Stenta

Manager Communications & Branding

Phone: +1.705.206.1022

E-mail: brenda.stenta@algoma.com

Sault College

Rick Webb

Director, Human Resources and Corporate Communications

Phone: +1.705.542.9869

E-mail: rick.webb@saultcollege.ca